UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 22)1

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value
(Title of Class of Securities)

260174107
(CUSIP Number)

MARIO CIBELLI
c/o Cibelli Capital Management, L.L.C.
6 East 43rd Street, 23rd Floor
New York, NY 10017-4651
(212) 490-0399
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARIO CIBELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,300
	8	SHARED VOTING POWER 3,235,590
	9	SOLE DISPOSITIVE POWER 49,000
	10	SHARED DISPOSITIVE POWER 3,235,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,284,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON CIBELLI CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,095,509
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,095,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,095,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARATHON PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,095,509
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,095,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,095,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON CIBELLI RESEARCH & MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 140,081
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 140,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARATHON FOCUS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 140,081
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 140,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 260174107

The following constitutes Amendment No. 22 to the Schedule 13D filed by the undersigned (“Amendment No. 22”).  This Amendment No. 22 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Marathon Partners, L.P., a New York limited partnership (“MP”), Cibelli Capital Management, L.L.C., a Delaware limited liability company (“CCM”), Marathon Focus Fund, L.P., a Delaware limited partnership (“MFF”), Cibelli Research & Management, L.L.C., a Delaware limited liability company (“CRM”) and Mario Cibelli.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CCM is the general partner of MP.  CRM is the general partner of MFF.  Mr. Cibelli is the managing member of each of CCM and CRM.  Mr. Cibelli is the portfolio manager to a managed account (the “Managed Account”) and to a number of investment accounts (the “Investment Accounts”).

(b)           The principal business address of each of MP, CCM, MFF, CRM and Mr. Cibelli is c/o Cibelli Capital Management, L.L.C., 6 East 43rd Street, 23rd Floor, New York, NY 10017-4651.

(c)           The principal business of each of MP and MFF is investing in securities.  The principal business of CCM is serving as the general partner of MP.  The principal business of CRM is serving as the general partner of MFF.  The principal occupation of Mr. Cibelli is serving as the managing member of each of CCM and CRM.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Cibelli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,095,509 Shares owned directly by MP is approximately $16,307,310, including brokerage commissions.  The aggregate purchase price of the 140,081 Shares owned directly by MFF is approximately $663,707, including brokerage commissions.  The Shares owned directly by MP and MFF were acquired with the respective working capital of such entities.

CUSIP NO. 260174107

The Shares held in each of the Managed Account and the Investment Accounts were acquired with the funds of clients of Mr. Cibelli.

The aggregate purchase price of the 6,300 Shares owned directly by Mr. Cibelli is approximately $40,852, including brokerage commissions.  Mr. Cibelli is the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: 1,600 Shares are held in the Mario Cibelli C/F S. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F G. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F L.  Cibelli UTMA, 700 Shares are held in the Mario Cibelli C/F C. Cibelli UTMA and 2,000 Shares are held in the Mario Cibelli Simple IRA.  The Shares owned directly by Mr. Cibelli were acquired with personal funds.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 8, 2010, MP delivered a letter to the Board of Directors of the Issuer (the “Board”) expressing its serious and significant concerns with the proposed merger of the Issuer with Dover Downs Gaming & Entertainment, Inc. announced on September 27, 2010 (the “Proposed Merger”).  In the letter MP also questioned the adequacy of the merger consideration to be received by shareholders and the flawed process tainted by conflicts of interest that was conducted by the Issuer to arrive at such an inadequate valuation and value destroying transaction.  MP urged the Board to terminate the Proposed Merger and conduct an open and robust exploration of all available strategic alternatives, including an open auction process, to achieve maximum value for shareholders.  A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 8, 2010, MP delivered to the Issuer a letter demanding, pursuant to Section 220 of the Delaware General Corporation Law, inspection of certain of the Issuer’s Books and Records (as defined therein) relating to, without limitation, any potential acquisition, sale, merger or business combination involving the Issuer since January 1, 2006, including, but not limited to the Proposed Merger (the “Demand”).  The purpose of the Demand is to allow MP to examine potential mismanagement, any potential claims for breach of fiduciary duty and whether the Board was otherwise engaged in self-dealing.  A copy of the Demand is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 18,207,552 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2010.

As of the close of business on October 7, 2010, MP owned directly 3,095,509 Shares, constituting approximately 17.0% of the Shares outstanding.  By virtue of their relationships with MP discussed in further detail in Item 2, each of CCM and Mr. Cibelli may be deemed to beneficially own the Shares owned directly by MP.

As of the close of business on October 7, 2010, MFF owned directly 140,081 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MFF discussed in further detail in Item 2, each of CRM and Mr. Cibelli may be deemed to beneficially own the Shares owned directly by MFF.

CUSIP NO. 260174107

As of the close of business on October 7, 2010, 30,000 Shares, constituting less than 1% of the Shares outstanding, were held in the Managed Account and 12,700 Shares, constituting less than 1% were held in the Investment Accounts.  Mr. Cibelli has sole voting and dispositive power over the securities held in the Managed Account and has sole dispositive power over the securities held in the Investment Accounts.

As of the close of business on October 7, 2010, Mr. Cibelli owned directly 6,300 Shares, constituting less than 1% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           On September 28, 2010 MP purchased 100,000 Shares at a price per Share of $1.8350.  There were no other transactions in the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 8, 2010, MP, CCM, MFF, CRM and Mr. Cibelli entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board dated October 8, 2010.

99.2	Books and Records Demand dated October 8, 2010.

99.3
Joint Filing Agreement by and among Marathon Partners, L.P., Cibelli Capital Management, L.L.C., Marathon Focus Fund, L.P., Cibelli Research & Management, L.L.C. and Mario Cibelli dated October 8, 2010.

CUSIP NO. 260174107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2010	CIBELLI CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Mario Cibelli
		Name:	Mario Cibelli
		Title:	Managing Member

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

CIBELLI RESEARCH & MANAGEMENT, L.L.C.

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

MARATHON FOCUS FUND, L.P.

By:	Cibelli Research & Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

/s/ Mario Cibelli
MARIO CIBELLI